Christopher A. Kitchen To Call Writer Directly: (212) 446-4988 christopher.kitchen@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

CONFIDENTIAL TREATMENT REQUESTED BY BURLINGTON STORES, INC. FOR

CERTAIN PORTIONS OF THIS LETTER

PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)

September 18, 2013

Via EDGAR

Ms. Mara L. Ransom

Assistant Director

United States Securities and Exchange

Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Burlington Stores, Inc.
Amendments No. 2 and 3 to Registration Statement on Form S-1
Filed on September 6 and 10, 2013
File No. 333-189632

Dear Ms. Ransom:

On behalf of our client Burlington Stores, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please be advised that the Company intends to file with the Securities and Exchange Commission (the “Commission”), Amendment No. 4 (“Amendment No. 4”) to the above-captioned Registration Statement on Form S-1 of the Company, filed on September 18, 2013, as amended by Amendment No. 1 to the Registration Statement on Form S-1 of the Company, filed on August 7, 2013, as further amended by Amendment No. 2 to the Registration Statement on Form S-1 of the Company, filed on September 6, 2013 and as further amended by Amendment No. 3 to the Registration Statement on Form S-1 of the Company, filed on September 10, 2013 (the “Registration Statement”) on or around September 19, 2013. A copy of Amendment No. 4 will be manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

Amendment No. 4 will reflect certain revisions to the Registration Statement in response to the comment letter to Mr. Thomas A. Kingsbury, the President and Chief Executive Officer of the Company, dated September 16, 2013, from the staff of the Commission (the “Staff”). In addition, Amendment No. 4 will update certain of the disclosures contained in the Registration Statement. The numbered paragraphs below set forth the Staff’s comments together with our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Please note that certain confidential information contained in this letter was omitted by means of redacting a portion of the text. The word “[REDACTED]” has been inserted in place of the omitted portions (the “redacted information”). Copies of this letter containing the redacted information have been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 CFR §200.83). The Company requests that the redacted information be maintained in confidence, not be made part of any public record and not be disclosed to any person (other than the Staff) as they contain confidential information, disclosure of which could cause the Company competitive harm.

Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Critical Accounting Policies and Estimates, page 76

Common Stock Valuation and Stock-Based Compensation, page 79

1.	Staff’s comment: We have reviewed your response to comment 5 from our letter dated August 27, 2013. Please address the following comments.

•	Please explain to us in more detail why you believe that it is reasonable and appropriate to treat the increase in value of your common stock between the March 2, 2013 and September 2013 valuation dates as having occurred ratably over the period.

•	If you assumed that the increase in value occurred ratably over the period, please explain to us why the same fair value of your common stock was used for the grants in May 2013 and June 2013.

•	Please revise your disclosures to describe in sufficient detail how the fair values of the common stock at the May and June 2013 grant dates were determined.

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•	Please disclose the events that led to increases in the value of your common stock from the March 2, 2013 valuation to the May and June 2013 grant dates.

•	In light of the $170 anticipated IPO price disclosed in your response, explain to us in greater detail the reasons for the significant 241% increase in your common stock fair value since March and the 70% increase since May and June.

Response: The Company, with the assistance of a third party valuation firm, completed a valuation as of March 2, 2013 that indicated a per unit value of $49.75 (with a unit consisting of one share of Class L common stock together with nine shares of Class A common stock). In order to determine the unit value as of grant dates subsequent to March 2, 2013, the Company prepared an internal valuation as of the end of the first and second fiscal quarters of 2013. The methodology used to determine this valuation is presented in the table on Exhibit A hereto (“TTM AEBITDA Method”). In addition, the Company performed a second valuation using an alternative approach to validate the results of the valuation obtained using the TTM AEBITDA Method. The alternative approach considered both the March 2, 2013 value per share and the projected initial public offering price per share and evaluated how the price increased from March 2, 2013 to the projected IPO price. The increase in enterprise value from the March 2, 2013 valuation to the projected IPO value approximates 40%, and is directionally consistent with the movement in the broader equity markets. However, due to the Company’s significant leverage, the equity value has increased even more significantly. As there were no discrete significant events that occurred during the period to which management and the Board could attribute the increase in value, other than improved operating results, which occurred relatively consistently over the period, the Company treated the increase as occurring ratably over the period. When comparing the results of the second approach to the results of the TTM AEBITDA Method, the Company saw a very strong correlation of the first quarter values (within 0.5%) and second quarter values (within 1.5%), which the Company believes confirms that its valuation results were reasonable.

The above analysis, including the table on Exhibit A hereto, assisted the Company in determining the fair value of the underlying stock price that is used, together with other assumptions, in the Monte Carlo Simulation option pricing model. The above analysis derives the business enterprise value by using a market multiple (discussed further below) applied to the Company’s Adjusted EBITDA for the twelve months immediately preceding the end of the quarterly period most recently completed (“TTM AEBITDA”). The underlying equity value was then determined as the difference between the enterprise value and book value of the Company’s debt. The per share price was determined as the equity value divided by the fully diluted shares outstanding at that date. In analyzing the results of the valuation as of the quarter end dates above, the Company noted the following:

•	At March 2, 2013, the Company’s equity valuation of $[REDACTED] million, which was determined with the assistance of a third party valuation firm, was derived using a TTM AEBITDA of $[REDACTED] million and a multiple of [REDACTED].

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•	The calculated first quarter enterprise value increased [REDACTED]% from March 2, 2013. The equity value of $[REDACTED] million was determined by using the TTM AEBITDA, of $[REDACTED] million, and a multiple of [REDACTED]. The Company’s use of an increased multiple was driven by the appreciation seen in the equity markets over the period (for example, the Dow Jones Industrial Average increased by approximately 4% over the first quarter of 2013).

•	The calculated second quarter enterprise value increased [REDACTED]% from the beginning of the quarter, May 5, 2013. The equity value of $[REDACTED] million was determined by using the TTM AEBITDA, of $[REDACTED] million, and a multiple of [REDACTED]. The Company’s use of an increased multiple was driven by the appreciation seen in the equity markets over the period (for example, the Dow Jones Industrial Average increased by approximately 10.6% over the first six months of 2013).

•	As a result of the relatively consistent increase in operating results over the period, and in the absence of any specific event, the month end values within the quarters were allocated value ratably.

For purposes of the May and June, 2013 grants, the Company utilized a rounded price of $100 per unit. Whereas the weighted average unit value for grant activity in the second quarter of 2013 was calculated to be $94 per unit. The Company will update the relevant discussion in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to describe how it determined the fair value, as follows:

“The $100 per unit price assumption used in the Monte Carlo Simulation option pricing model for the second quarter activity was determined based upon a valuation prepared by management. Management determined the Company’s enterprise value by applying a multiple to the Company’s Adjusted EBITDA for the most recently completed twelve months. The Company then determined the equity value per unit after deducting its debt from the estimated enterprise value. A $25 change in the equity value per unit would result in a change in total compensation expense of approximately $2-3 million over the vesting period of the options.”

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While the Company believes it has used the appropriate per unit value to calculate stock compensation expense for second quarter grants and for the stock option modification expense, the Company undertook a sensitivity analysis to determine the impact of per share changes in equity valuation of $25 increments on the compensation expense for all outstanding unvested options. Any other estimation of per share value would not be material from a quantitative and qualitative perspective. This sensitivity analysis is summarized in the table on Exhibit A hereto.

As described above, the Company has experienced a significant improvement in its same store sales since February 2013. The Company’s comparative store sales for the Company’s fiscal year 2012 were 1.2%, which were substantially below the Company’s primary competitors ([REDACTED] and [REDACTED]) comparative store sales of 6.5% (calculated as a simple average of [REDACTED], 7% and [REDACTED], 6%). This lag in performance to the Company’s primary competitors has been fairly consistent since the Company’s merger acquisition in 2006. This changed significantly beginning with the first quarter of 2013. In the first quarter of fiscal 2013 the Company’s comparative store sales of 3.4% outperformed its primary competitors comparative store sales of 2.5%. In the second quarter of fiscal 2013 the Company’s comparative store sales of 7.8% outperformed its primary competitors comparative store sales of 4%. Correspondingly, the Company’s Adjusted EBITDA has also improved significantly in parallel with the improved sales performance. The Company’s improvement in performance, along with the improvement in the general market performance in 2013, have been the primary drivers in the increase to the Company’s enterprise value by 40% between February, 2013 and September, 2013. This compares to [REDACTED] enterprise value increased 31% from the beginning of their 2012 third fiscal quarter to the end of their 2013 second fiscal quarter and [REDACTED] enterprise value increased 11.5% for the same period. However, due to the significant leverage of the Company (debt represented [REDACTED]% of the Company’s total enterprise value as of March 2, 2013) an increase in the Company’s enterprise value generates a significantly higher increase in its equity value, as compared to several of its primary competitors. In addition, the Company intends to use the proceeds from its initial public offering to repay outstanding debt, which results in a corresponding increase in the Company’s estimated per share value

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following the offering. Finally, a liquidity discount of 20% was applied to the Company’s historical equity calculations described above, but is not applied to the price range set forth on the cover of the prospectus in the Registration Statement.

Consolidated Financial Statements, page F-1

Note 11. Stock Option and Award Plans and Stock-Based Compensation, page F-27

2.	Staff’s comment: We have reviewed your response to comment 8 from our letter dated August 27, 2013. Please explain to us in more detail when the key terms of the modified awards were determined by the company and when they were communicated to employees. It is unclear to us from your response whether you communicated in November 2010 that the exercise prices would be reduced or if you communicated the exact exercise prices and other key terms of the new awards. If the key terms of the modified awards were not determined and communicated to employees in February 2011, please explain to us in more detail your basis in GAAP for calculating the fair value of awards before and after the February 2011 debt refinancings and related $300 million dividend as opposed to immediately before and after the formal modification on the modification date.

Response: The Company and its Board of Directors (the “Board”) had originally decided to undertake a financing transaction in November 2010. The purpose of the financing was to fund a dividend to the Company’s stockholders. In November 2010, as part of the financing discussion, the Board agreed to modify the existing stock option strike prices by the amount of the dividend paid, so that the option holders would not be adversely affected by the dividend. The Board, through its various members, had ongoing discussions with management regarding the financing, the dividend and communicated to senior management the decision to change the exercise price of the stock options outstanding. This financing ultimately closed on February 24, 2011, and the Company declared a dividend of $300 million (equivalent to $59.40 per unit) on that day.

The key terms of the stock option modification that were established on or before February 24, 2011 were:

a. Exercise prices were reduced by $59.40, the per unit amount of the dividend, options priced at $90 per unit were reduced to $30.60 per unit and options priced at $180 per unit were reduced to $120.60;

b. Vesting periods would not change;

c. Option holders are already employees; and

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d. The employees would begin to benefit from, or be adversely affected by, subsequent changes in the price of the equity share on February 25, 2011. If shares were exercised after February 24, 2011, the holders would pay the modified option price.

The Company completed the modification valuation in March 2011 to determine if there was additional compensation expense to be recognized. The Company determined as a result of the valuation that no additional stock compensation expense was required to be recognized as a result of the stock option modification, as the fair value of the awards did not increase as a result of the modification. Since the Board had already agreed to the modifications and communicated its decision to management before February 24, 2011, it was determined that a special Compensation Committee meeting would not be necessary. Instead the Compensation Committee would, in consultation with management, memorialize the stock option modification at the next Compensation Committee meeting which was on April 26, 2011. The minutes of this meeting documented the decision to modify the exercise prices for options outstanding at February 24, 2011.

A significant amount of the Company’s outstanding stock options (over 61%) were owned by senior management and other senior executives who had been directly informed by members of the Board of Directors, or senior executives of the Company, on or before the date of the dividend, of the Company’s intention to complete the option modification and reduce the exercise price by the amount of the dividend. The Company believes that the majority of the remaining option holders became aware of the option modification shortly after February 24, 2011 through discussions with senior management. On May 3, 2013 senior executives held a meeting with option holders confirming what had been previously discussed. Therefore, the Company believes it has correctly determined the stock modification date as February 24, 2011.

Exhibit 5.1

3.	Staff’s comment: We note that counsel’s opinion that the securities will be validly issued, fully paid and non-assessable is subject to the contingency or assumption that the Restated Charter will be filed with the Secretary of State of the State of Delaware. Please either file a revised legal opinion to remove this assumption or confirm that an appropriately unqualified opinion will be filed by post-effective amendment or Form 8-K, if applicable, no later than the closing date of the offering. Please also disclose in the prospectus that the issuance of shares in the offering is conditioned on the filing of the Restated Charter with the Secretary of State of the State of Delaware. See Sections II.B.2.f. and II.B.3.a. of Staff Legal Bulletin No. 19.

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Response: The Company respectfully advises that in response to the Staff’s comment an unqualified opinion will be filed on Form 8-K no later than the closing date of this offering. The Company will revise in Amendment No. 4 the disclosure on page 12 of the Registration Statement to disclose that the issuance of shares in the offering is conditioned on the filing of the Restated Charter with the Secretary of State of the State of Delaware.

4.	Staff’s comment: We note that counsel’s opinion is subject to the assumption set forth in section (i) of the fourth paragraph of the opinion that the Underwriting Agreement will be executed and delivered. It is not clear that this assumption is appropriate. Please delete this assumption, or tell us why it is appropriate. In this regard, we note that the assumption contained in the third paragraph of the opinion regarding the “due authorization, execution and delivery of all documents by the parties thereto other than the Company” appears to encompass appropriately the assumption contained in section (i) of the fourth paragraph of the opinion.

Response: The Company respectfully advises the Staff that it will re-file with Amendment No. 4 the opinion as an exhibit to the Registration Statement, with the assumption set forth in section (i) of the fourth paragraph of the opinion that the Underwriting Agreement will be executed and delivered deleted.

5.	Staff’s comment: We further note that you have not identified the number of shares to be registered or the number of shares to be covered by the underwriters’ overallotment. Please file a revised opinion identifying the number of shares covered by the opinion.

Response: The Company respectfully advises that in response to the Staff’s comment the opinion will be revised with Amendment No. 4 to identify the number of shares to be registered and the number of shares to be covered by the underwriters’ overallotment.

6.	Staff’s comment: Please revise the assumption regarding “the authority of such persons signing on behalf of the parties thereto” to limit this qualification to persons signing on behalf of parties other than the registrant.

Response: The Company respectfully advises the Staff that the assumption regarding “the authority of such persons signing on behalf of the parties thereto” will be deleted in Amendment No. 4.

*        *        *         *

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In addition, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4988.

Sincerely,

/s/ Christopher A. Kitchen
Christopher A. Kitchen

cc:	Thomas A. Kingsbury
Paul C. Tang, Esq.
Burlington Stores, Inc.

Joshua N. Korff, Esq.
Kirkland & Ellis LLP

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Exhibit A

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[REDACTED]

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Exhibit B

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[REDACTED]

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